Exhibit (a)(1)(T)

To:
Rinker Group Ltd,
its subsidiaries and
each of their respective directors

30 April 2007

CEMEX, S.A.B. de C.V. (CEMEX) refers to the attached Amended Hold Separate Stipulation and Order proposed to be signed by CEMEX, Rinker Group Limited (Rinker) and the United States of America (Amended HSO).

In consideration for Rinker agreeing to sign the Amended HSO at CEMEX’s request, CEMEX confirms and agrees, for the avoidance of doubt, that in the event that Rinker or any of its subsidiaries (each a Rinker Group Company), after the occurrence of a Divestiture Trigger (as defined in the Amended HSO) agrees to, or is required to, divest of Divestiture Assets (as defined in the Amended HSO), or has Divestiture Assets divested on its behalf, in circumstances where CEMEX Australia Pty Limited (CEMEX Australia) has not commenced compulsory acquisition of shares in Rinker and there is a loss to a Rinker Group Company as a result, then the indemnity in clause 3.3(d) of the Bid Agreement dated 10 April 2007 between CEMEX, Rinker and CEMEX Australia (as amended) extends to providing compensation to each Rinker Group Company that has disposed of Divestiture Assets (including compensation by way of contributing assets to the relevant Rinker Group Company) as is necessary to ensure that each such Rinker Group Company is restored to the position (assessed on a financial basis) it would have been in had the divestitures not occurred.

This document is governed by the laws of New South Wales and CEMEX irrevocably submits to the non-exclusive jurisdiction of the court of New South Wales and courts competent to hear appeals from those courts. CEMEX irrevocably waives any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum.

This letter is given by CEMEX as a deed poll in favour of Rinker Group Limited, each of its subsidiaries and each of their respective directors.

Executed as a deed poll
by CEMEX, S.A.B. de C.V.

/s/ Ramiro G. Villarreal
Ramiro G. Villarreal
General Counsel and Secretary of the Board